Exhibit 99.1

Rogers Communications Inc. Announces Tender Offer and Consent Solicitation for US$350,000,000 6.25% Senior Notes due 2013

TORONTO, May 15, 2013 – Rogers Communications Inc. (“RCI”) today announced that its wholly-owned subsidiary, Rogers Communications Finance Inc. (“RCFI”) , has commenced a cash tender offer for any and all of RCI’s outstanding US$350,000,000 aggregate principal amount of 6.25% Senior Notes due 2013 (CUSIP No. 77509NAH6) (the “Notes”) on the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement, dated May 15, 2013, and the related Letter of Transmittal and Consent.  RCFI is also soliciting consents to certain proposed amendments to the indenture governing the Notes.

The tender offer will expire at 8:00 a.m., New York City time, on June 13, 2013, unless extended or earlier terminated by RCFI (the “Expiration Time”).  RCFI reserves the right to terminate, withdraw or amend the tender offer and consent solicitation at any time subject to applicable law.

The tender offer consideration being offered for the Notes accepted for purchase in the tender offer will be US$1,000 for each US$1,000 principal amount of Notes (plus accrued and unpaid interest to, but not including, the settlement date expected to be on or about June 13, 2013). In addition, holders who tender on or prior to 5:00 p.m., New York City time, on May 29, 2013, will receive an amount designated as a consent payment equal to US$2.50 per US$1,000 principal amount of Notes.

The obligation of RCFI to accept for purchase, and to pay for, Notes validly tendered and not withdrawn pursuant to the tender offer and the consent solicitation is subject to the satisfaction or waiver of the conditions to the tender offer and consent solicitation.  The complete terms and conditions of the tender offer and the consent solicitation are set forth in the related Offer to Purchase and Consent Solicitation Statement and the Letter of Transmittal and Consent which are being sent to holders of the Notes.  Holders of the Notes are urged to read the tender offer documents carefully.

Notes not tendered and purchased pursuant to the tender offer will remain outstanding, mature and be paid on June 17, 2013.

The tender offer and consent solicitation is being made solely by means of the related Offer to Purchase and Consent Solicitation Statement and the Letter of Transmittal and Consent.  Under no circumstances shall this press release constitute an offer to purchase or the solicitation of an offer to sell the Notes or any other securities of RCI or its affiliates.  It also is not a solicitation of consents to the proposed amendment to the indenture.  No recommendation is made as to whether holders of the Notes should tender their Notes or give their consent.

Caution Concerning Forward-Looking Statements

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 relating but not limited to the terms and timing of the tender offer and consent solicitation.  There can be no assurance that the tender offer and consent solicitation will be completed.  Undue reliance should not be placed on forward-looking information as actual results may differ materially. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of RCI.

More detailed information about these factors may be found in filings by RCI with the SEC, including its most recent Annual Report on Form 40-F. RCI is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

About Rogers Communications Inc.

Rogers Communications is a diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

For further information: please contact:
Glenn Brandt (416) 935-3571 glenn.brandt@rci.rogers.com